Exhibit 99.1

Gerdau Ameristeel and United Steelworkers Union Reach Agreement at Manitoba, Canada Mill

Tampa, FL May 25, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced it has reached an agreement with the USW at Gerdau Ameristeel's Manitoba, Canada mill. The new contract is effective May 24, 2007, and expires on May 23, 2012.

"The Company is pleased that another contract has been completed with the United Steelworkers. While there are three remaining negotiations at Calvert City Kentucky; Joliet, Illinois and Sand Springs, Oklahoma, the company continues to work to find common ground to settle remaining agreements at these facilities," said Terry Danahy, Gerdau Ameristeel's Vice President and Chief Human Resources Officer.

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 51 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

For more information please contact:

Investor Relations:	Media:
Barbara R. Smith	Steven Hendricks
Vice President and Chief Financial Officer	Director, Corporate Communications & Public Affairs
Gerdau Ameristeel	Gerdau Ameristeel
(813) 319-4324	(813) 319-4856
basmith@gerdauameristeel.com	sthendricks@gerdauameristeel.com